EXHIBIT 99.1

Just Energy Reports Fiscal Third Quarter 2022 Results

TORONTO, Feb. 17, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers, today announced its third quarter results for fiscal year 2022.

“Although our third quarter financial results were impacted by ongoing competitive headwinds and a rising commodity price environment, the Company delivered sequentially higher net positive Mass Markets RCE additions over the prior quarter, continuing to validate our strategic investment in digital marketing and face-to-face retail channels, and further strengthened by our higher customer renewal rates,” said Scott Gahn, Just Energy’s President and Chief Executive Officer.

“Our operational performance during the third quarter demonstrates our continued commitment to our customers, employees, partners, and our pursuit of growth in key markets”, added Mr. Gahn, continuing, “we are also continuing to work closely with our valued stakeholders towards a successful restructuring plan.”

Third Quarter FY 2022 Performance

  Base EBITDA of $22.3 million decreased by 60% from the prior comparable quarter, primarily driven by lower Base gross margin, higher bad debt and non-commission selling expenses.

  Base Gross Margin of $106.9 million decreased by 19% from the prior comparable quarter, primarily driven by lower Mass Markets realized Base Gross Margins due to higher commodity supply prices and competitive pricing to support growth and retention.

  Mass Markets RCE Net Adds for the quarter was a gain of 24,000 compared to a decrease of 19,000 for the three months ended December 31, 2020, driven by the increase in gross additions while holding attrition and Failed to renew flat.

  The Company ended the quarter with $175.4 million of total liquidity, comprised of cash and cash equivalents. The Company owes $158.5 million under its DIP facility and has $1,049.7 million of total liabilities subject to compromise.

  Loss from continuing operations was $139.2 million, compared to a loss from continuing operations of $52.3 million during the prior comparable quarter, primarily driven by an increase in unrealized mark to market losses on derivative financial instruments associated with supply contracts and Reorganization Costs related to the proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Proceedings”) and similar proceedings in the United States, partially offset by the USD $147.5 million costs reimbursement related to the February 2021 winter storm under Texas House Bill 4492 (“HB 4492”) that was recognized during the third quarter and expected to be received in the spring of 2022. Unrealized mark to market gains and losses on derivative financial instruments relate to the supply the Company has purchased to deliver contracted future customer usage at fixed prices1.

1See “Non-IFRS financial measures” in the MD&A.

Fiscal Third Quarter Financial Highlights:
For the three months ended December 31
$ in thousands, except customer data	Fiscal 2022	Fiscal 2021	Change
Sales	$650,691	$627,016	4%
Base Gross Margin[1]	$106,938	$131,608	-19%
Base EBITDA[1]	$22,320	$55,785	-60%
Unlevered Free Cash Flow (Year to date)	($13,779)	$27,813	-150%
Cash and cash equivalents	$175,392	$66,635	163%
RCE Mass Markets ending count	1,173,000	1,187,000	-1%
RCE Mass Markets net adds for the quarter	24,000	(19,000)	NMF[2]
RCE Commercial ending count	1,588,000	1,776,000	-11%

1 See “Non-IFRS financial measures” in the MD&A
2 Not a meaningful figure

  Sales: Increase was primarily driven by an increase in the Texas Mass Markets customer base, as well as higher Commercial revenue in Canada.

  Base gross margin: Decrease was primarily driven by lower Mass Markets realized Base Gross Margin due to higher commodity supply prices and competitive pricing to support growth and retention.

  Base EBITDA: Decrease was primarily driven by lower Base Gross Margin, higher bad debt and non-commission selling expenses.

  Unlevered free cash flow: Decrease is related to higher payments to ERCOT associated with the Weather Event, together with professional and advisory costs related to the CCAA Proceedings, partially offset by the non–payment of trade and other payables subject to compromise under the CCAA.
Fiscal Third Quarter Expense Detail:
For the three months ended December 31
($ thousands)	Fiscal 2022	Fiscal 2021	Change
Administrative expenses[1]	$32,473	$30,408	7%
Selling commission expenses	$27,196	$30,485	-11%
Selling non-commission and marketing expense	$16,374	$11,784	39%
Bad debt expense	$8,866	$3,358	164%

1 Includes $1.6 million of Strategic Review costs for the third quarter of fiscal 2021.

  Administrative expenses: The increase was primarily driven by credits in the prior year related to the Canadian wage subsidy that was no longer available to the Company in the current quarter.

  Selling commission expenses: The decrease is primarily due to lower Commercial sales in prior periods.

  Selling non-commission and marketing expenses: The increase was driven by investment in digital marketing and sales agent costs to drive increase in customer additions.

  Bad debt expense: The increase in bad debt was driven from the higher revenues in Texas Mass Markets from an increase in the customer base and release of credit reserves in the prior year.

Mass Markets Segment Performance

Operating Highlights:
For the three months ended December 31
	Fiscal 2022	Fiscal 2021	Change
Mass Markets gross margin on added/renewed	$274/RCE	$306/RCE	-10%
Embedded Gross Margin[1] ($ millions)	$1,058.3	$1,023.0	3%
Total gross Mass Markets (RCE) additions	91,000	45,000	102%
Attrition (trailing 12 months)	18%	17%	6%
Renewals (trailing 12 months)	77%	73%	5%

1See “Non-IFRS financial measures” in the MD&A

  Average Mass Markets gross margin per RCE added or renewed: The decrease was due to higher supply costs and competitive pricing to support customer growth and retention.
  Mass Markets Embedded Gross Margin: The increase was primarily driven by growth in the Texas Mass Markets customer base.
  Mass Markets gross RCE additions: The increase was driven by investment in digital marketing and sales agent headcount, as well as continued improvement in direct face–to–face sales channels. The COVID–19 pandemic had substantial impacts in the three months ended December 31, 2020.
  Mass Markets attrition rate: The minor increase in attrition is due to higher sales in the current period.
  Mass Markets renewal rate: The increase in renewal rate was driven by improved retention offerings and continued focus on the customer experience.

Mass Markets RCE Summary:

	10/1/2021	Additions	Attrition	Failed to renew	12/31/2021	Change
Gas	238,000	10,000	(8,000)	(5,000)	235,000	-1%
Electricity	911,000	81,000	(39,000)	(15,000)	938,000	3%
Total Mass Markets RCEs	1,149,000	91,000	(47,000)	(20,000)	1,173,000	2%

Commercial Segment Performance

Operating Highlights:
For the three months ended December 31
	Fiscal 2022	Fiscal 2021	Change
Commercial gross margin on added/renewed	$90/RCE	$91/RCE	-1%
Embedded Gross Margin[1] ($ millions)	$325.8	$360.0	-10%
Total gross Commercial (RCE) additions	43,000	38,000	13%
Attrition (trailing 12 months)	8%	14%	-43%
Renewals (trailing 12 months)	47%	51%	-8%

1See “Non-IFRS financial measures” in the MD&A

  Average Commercial gross margin per RCE added or renewed: In line with the prior year comparable period.
  Commercial Embedded Gross Margin: The decline resulted from the decrease in the customer base compared to the prior period.
  Commercial gross RCE additions: The decrease was driven by a reduction in large Commercial & Industrial customers due to competitive market pricing.
  Commercial attrition rate: The decrease reflects continued improvement in attrition, in line with the general recovery in economic activity.
  Commercial renewal rate: The decline was driven by fewer RCE expiring in the current period.

Commercial RCE Summary:

	10/1/2021	Additions	Attrition	Failed to renew	12/31/2021	Change
Gas	408,000	10,000	(39,000)	(7,000)	372,000	-9%
Electricity	1,253,000	33,000	(24,000)	(46,000)	1,216,000	-3%
Total Commercial RCEs	1,661,000	43,000	(63,000)	(53,000)	1,588,000	-4%

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including with respect to the amount of cost recovery proceeds Just Energy expects to receive from ERCOT under HB 4492. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks may include, but are not limited to, risks with respect to the recovery of and timing for the Company to receive any proceeds from ERCOT; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA proceedings and similar legislation in the United States; the outcome of any potential litigation with respect to the Weather Event, the outcome of any invoice dispute with ERCOT; the Company’s discussions with key stakeholders regarding the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

NON-IFRS MEASURES
The financial measures such as “EBITDA”, “Base EBITDA”, “Base Gross Margin”, “Free Cash Flow”, “Unlevered Free Cash Flow” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q3 Fiscal 2022’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.

Supplemental Tables:

Financial and operating highlights

For the three months ended December 31.
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2022	(decrease)	Fiscal 2021
Sales	$650,691	4%	$627,016
Base Gross Margin[1]	106,938	(19)%	131,608
Administrative expenses[2]	32,473	7%	30,408
Selling commission expenses	27,196	(11)%	30,485
Selling non-commission and marketing expense	16,374	39%	11,784
Bad debt expense	8,866	164%	3,358
Reorganization Costs	40,984	NMF [3]	–
Finance costs	14,271	(19)%	17,677
Loss from continuing operations	(139,231)	NMF [3]	(52,327)
Base EBITDA[1]	22,320	(60)%	55,785
RCE Mass Markets count	1,173,000	(1)%	1,187,000
RCE Mass Markets net adds	24,000	NMF [3]	(19,000)
RCE Commercial count	1,588,000	(11)%	1,776,000

1 See “Non–IFRS financial measures” in the MD&A.
2 Includes $1.6 million of Strategic Review costs for the third quarter of fiscal 2021.
3 Not a meaningful figure.

Balance sheet

(thousands of dollars)	As at	As at
	December 31,	March 31,
	2021	2021
Assets:
Cash and cash equivalents	$175,392	$215,989
Trade and other receivables, net	549,065	340,201
Total fair value of derivative financial assets	306,730	35,626
Other current assets	183,704	163,405
Total assets	1,542,453	1,091,806

Liabilities:
Trade and other payables	$993,621	$921,595
Total fair value of derivative financial liabilities	36,114	75,146
Total debt	623,596	655,740
Total liabilities	1,669,214	1,686,628

SUMMARY OF CASH FLOWS

For the nine months ended December 31.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Operating activities from continuing operations	$(39,256)	$(11,030)
Investing activities from continuing operations	42,821	(3,353)
Financing activities from continuing operations	(45,330)	61,820
Effect of foreign currency translation	1,168	(6,895)
Increase (decrease) in cash	(40,597)	40,542
Cash and cash equivalents – beginning of period	215,989	26,093
Cash and cash equivalents – end of period	$175,392	$66,635